SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 May, 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BANK OF IRELAND TO PURCHASE OUTSTANDING SECURITIES IN A SERIES OF TENDER OFFERS

Bank of Ireland today announces that a subsidiary, BOI Capital Holdings Ltd, is to make separate tender offers relating to six Tier 1 securities with a nominal value of circa €3 billion. The indicated maximum size of the tenders is a nominal of approximately €1.4 billion.

The securities currently trade at significant discounts to their nominal values. The transaction is expected to be equity accretive. The final result will depend on the final price paid for the individual securities and the volume of securities offered through the tender process.

For further detail on the tender offers, including the restrictions on participation in the offers please see the applicable offer to purchase documents.

Contact Details:
Brian Kealy (Head of Capital Management)

    Ph. +353 1 6043537
Colin Reddy (Capital Management)

    Ph. +353 1 6043526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 19 May, 2009